Filed pursuant to Rule 424(b)(1)
Registration No. 333-148666

Chindex International, Inc.

223,454 SHARES OF COMMON STOCK

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The selling stockholders of Chindex International, Inc. (the “Company”) listed beginning on page 5 of this prospectus may offer for sale 223,454 shares of our common stock to be acquired by the selling stockholders upon exercise of outstanding warrants that were issued to investors pursuant to a Securities Purchase Agreement dated as of March 29, 2004. The warrants may be exercised at any time before April 1, 2009 at an exercise price per share of $10.74 (which price was adjusted from $12.00 as a result of an antidilution adjustment effective March 24, 2005).

Pursuant to Section 4 of each warrant, the warrants are subject to redemption upon 30 days prior written notice by the Company at a price of $0.10 per share underlying the warrants in the event that the closing price of the common stock for 20 consecutive days is at least 150% of the exercise price of the warrants and the average daily trading volume during such period exceeds 100,000.

The selling stockholders may offer the securities that may be sold by them under this prospectus through public or private transactions, on or off the NASDAQ Global Market, at prevailing market prices or at privately negotiated prices.  See “Plan of Distribution.”

This prospectus may also be used by those to whom the selling stockholders may pledge, donate or transfer their securities and by other non-sale transferees.  The shares of our common stock held by or issuable to the selling stockholders may also be sold under Rule 144 promulgated under the Securities Act of 1933 (the “Securities Act”) at such time as that rule becomes available with respect to the shares, subject to compliance with the terms and conditions of the rule.  See “Plan of Distribution.”

Our common stock is currently quoted on the NASDAQ Global Market under the symbol “CHDX.”
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An investment in our securities involves a high degree of risk.  You should carefully consider the factors described under the caption “risk factors” beginning on page 4 of this prospectus.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

February 7, 2008

TABLE OF CONTENTS

	Page		Page
THE COMPANY	3	LEGAL MATTERS	9
RISK FACTORS	4	EXPERTS	9
FORWARD-LOOKING STATEMENTS	4	WHERE YOU CAN FIND ADDITIONAL INFORMATION	9
USE OF PROCEEDS	4	INFORMATION INCORPORATED BY REFERENCE	9
SELLING STOCKHOLDERS	5
PLAN OF DISTRIBUTION	7

As used in this prospectus, references to “Chindex,” “we,” “us” and “our” refer to Chindex International, Inc. and subsidiaries, unless the context otherwise requires.

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THE COMPANY

Chindex International, Inc. (“Chindex” or “the Company”), founded in 1981, is an American company operating in several healthcare markets in China, including Hong Kong. Revenues are generated from the provision of healthcare services and the sale of medical equipment, instrumentation and products. The Company operates in two business segments.

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Healthcare Services division. This division operates the Company’s United Family Healthcare network of private hospitals and clinics. United Family Healthcare entered the Beijing market in 1997 with the opening of Beijing United Family Hospital (BJU) and entered the Shanghai market in 2004 with the opening of Shanghai United Family Hospital (SHU). In 2002, we opened our first satellite clinic associated with BJU in Shunyi County outside of Beijing. In 2005 a second clinic was opened in downtown Beijing. We have also established a satellite clinic associated with SHU.

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Medical Products division. This division markets, distributes and sells select medical capital equipment, instrumentation and other medical products for use in hospitals in China and Hong Kong on the basis of both exclusive and non-exclusive agreements with the manufacturers of these products.

On March 31, April 1 and May 5, 2004, we issued in a private placement (the “2004 Private Placement”) to a limited number of accredited investors, at a price of $9.00 per share, an aggregate of 1,500,000 shares of our common stock, together with warrants to purchase an additional 300,000 shares of our common stock at an exercise price of $12.00 per share (which number of shares underlying such warrants currently is 223,454 and which exercise price currently is $10.74 per share as a result of an anti-dilution adjustment on March 24, 2005.  The registration statement of which this prospectus forms a part relates to the resale by the holders of such 223,454 shares.

* * * * *

Our principal executive offices are located at 4340 East West Highway, Suite 1100, Bethesda, Maryland 20814, and our telephone number is (301) 215-7777.  Our Internet address is www.chindex.com.  Information on our web site is not part of this prospectus.

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RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the specific risks set forth under the caption “Risk Factors” in any of our filings with the Securities and Exchange Commission (the “SEC”) pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) incorporated by reference herein before making an investment decision to buy our common stock. Each of the risks described herein or therein could adversely and materially affect our business, financial condition and operating results. If any of the events described in these risks actually occurs, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. For more information, see “Where You Can Find Additional Information” and “Information Incorporated by Reference.”

FORWARD-LOOKING STATEMENTS

You should not rely on forward-looking statements in this prospectus.  This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that relate to future events or our future financial performance.  In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other comparable terminology.

Factors that may cause actual results to differ materially from the results expressed or implied by these forward-looking statements are set forth under “Risk Factors.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the sale of the shares of our common stock, and we will not receive any such proceeds.  The Company would receive approximately $2,399,895 if all of the warrants were exercised for cash at the current exercise price.  The net proceeds from the 2004 Private Placement were used for working capital and general corporate purposes.

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SELLING STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each of the selling stockholders.  Following their sale of the shares offered pursuant to this prospectus, none of the selling stockholders will own more than 1% of our common stock or warrants, except for Federated Kaufmann Fund, which we believe will beneficially own approximately 3.0% of our common stock based on the last filing with the SEC by such entity of a Schedule 13G amendment.

We have determined beneficial ownership in accordance with the rules of the SEC and, as a result, include voting and investment power with respect to shares.  To our knowledge, except under applicable community property laws or as otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all shares shown as beneficially owned.  The share amounts set forth below represent the shares issuable upon exercise of the remaining warrants owned by the selling stockholders and originally purchased in the 2004 Private Placement. None of the selling stockholders has been affiliated with us nor has had any material relationship with us during the past three years.  Assuming all securities that may be sold under this prospectus are sold, no selling stockholder will own any shares or warrants after this offering, except that to our knowledge (i) pursuant to a private placement by the Company that was completed on March 24, 2005, the following selling stockholders may own the following securities: Iroquois Capital, L.P., 166,666 shares and warrants to purchase 58,333 shares; Omicron Master Trust, 83,333 shares and warrants to purchase 29,166 shares; and Smithfield Fiduciary LLC, 83,333 shares and warrants to purchase 29,166 shares, and (ii) Federated Kaufmann Fund beneficially owns an additional 237,600 shares of our common stock based on the last filing with the SEC by such entity of a Schedule 13G amendment.

	Amount and Nature Of Beneficial Ownership	Securities to be sold
Name and Address of Beneficial Stockholder	Common Stock issuable upon exercise of Warrants	Common Stock issuable upon exercise of Warrants
Argonaut Asian Equities Partnership, LP	704	704
Argonaut Global Equities Partnership, LP	425	425
Argonaut Investment Fund, LP	3,050	3,050
Argonaut Partnership LP	3,642	3,642
Castle Creek Healthcare Partners LLC (a)	13,404	13,404
Federated Kaufmann Fund, a portfolio of Federated Equity Funds (b)	123,987	123,987
Iroquois Capital, LP	5,585	5,585
Kingsbridge Capital	11,170	11,170
OTA, LLC	12,339	12,339
Portside Growth & Opportunity Fund	11,447	11,447
Rockmore Investment	5,308	5,308
Silver Oak Investments	11,170	11,170
Smithfield Fiduciary LLC (c)	10,053	10,053
Vertical Ventures, LLC	11,170	11,170
Total	223,454	223,454
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(a)
This fund has advised us that a beneficial owner of its investment manager is affiliated with a registered broker-dealer.  This fund has further advised us that it purchased the warrants, and upon exercise of the warrants will purchase the shares underlying the warrants, in the ordinary

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course of business and did not at the time of their purchase have an arrangement to effect any distribution of the warrants or shares underlying the warrants to or through any person or entity.

(b)
Federated Kaufmann Fund (“FKF”) is a portfolio of Federated Equity Funds, a registered investment company.  The parent holding company of FKF’s advisors is Federated Investors Inc.  FKF’s advisor is Federated Equity Management Company of Pennsylvania (“FEMCPA”) which has delegated daily management of the fund’s assets to Federated Global Investment Management Corp (“FGIMC”), as subadvisor.  While the officers and directors of FEMCPA have dispositive power over FKF’s portfolio securities, they customarily delegate this dispositive power, and therefore the day to day dispositive decisions are made by the portfolio managers of FKF, currently, Lawrence Auriana and Hans P. Utsch.  Messrs. Auriana and Utsch disclaim any beneficial ownership of the shares.  With respect to voting power, FKF has delegated the authority to vote proxies to FEMCPA.  FEMCPA has established a Proxy Voting Committee to cast proxy votes on behalf of FKF in accordance with proxy voting policies and procedure approved by FKF.

(c)
This fund has advised us that it is an affiliate of Highbridge Capital Corporation, a registered broker-dealer.  This fund has further advised us that it purchased the warrants, and upon exercise of the warrants will purchase the shares underlying the warrants, in the ordinary course of business and did not at the time of their purchase have an arrangement to effect any distribution of the warrants or shares underlying the warrants to or through any person or entity.

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PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledges, assignees, donees selling shares received from such Selling Stockholders as a gift, and successors-in-interest may, from time to time, sell any or all of their shares of our common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealers for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated.  The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales.  In such event, any commissions received by such broker-dealers of agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

To the extent required, we will amend or supplement this prospectus to disclose material arrangements regarding the plan of distribution.

To comply with the securities laws of certain jurisdictions, registered or licensed brokers or dealers may need to offer or sell the shares offered by this prospectus.  The applicable rules and regulations under the Securities Exchange Act of 1934, as amended, may limit any person engaged in a distribution of the shares of common stock covered by this prospectus in its ability to engage in market activities with respect to such shares.  A selling stockholder, for example, will be subject to applicable provisions of the Exchange Act and the rules and regulations under it, which provisions may limit the timing or purchases and sales of any shares of common stock by that selling stockholder.

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As of the date of this filing, we are not aware of any agreement, arrangement or understanding between any broker or dealer and any of the selling stockholders with respect to the offer or sale of the securities under this filing.

We have advised the selling stockholders that during the time each is engaged in distributing securities covered by this prospectus, each must comply with the requirements of the Securities Act of 1933 and Rule 10b-5 and Regulation M under the Securities Exchange Act of 1934. Under those rules and regulations, they:

•	may not engage in any stabilization activity in connection with our securities;

•	must furnish each broker that offers securities covered by this prospectus with the number of copies of this prospectus that are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934.

In the purchase agreement that we entered into with the investors, we agreed to indemnify and hold harmless each selling stockholder against liabilities, including liabilities under the Securities Act of 1933, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact, unless made or omitted in reliance upon written information provided to us by that investor expressly for use in the registration statement of which this prospectus is a part.  We have agreed to bear the expenses incurred by us in connection with the preparation of the registration statement and up to $15,000 of fees of one counsel for all holders of the securities registered.  Among other things, the selling stockholders will bear all selling discounts and commissions.

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LEGAL MATTERS

The validity of the common stock offered by this filing will be passed upon for us by Hughes Hubbard & Reed LLP, New York, New York.

EXPERTS

The consolidated financial statements, schedule and management’s report on the effectiveness of internal control over financial reporting incorporated by reference in this Prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the shares sold in this offering.  This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto.  For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits filed as a part thereof.  You should read the documents filed with the SEC as exhibits to the registration statement for a more complete description of the matters involved.

We file quarterly and annual reports, proxy statements and other information with the SEC.  You may read and copy any document that we file at the public reference facilities of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information that we file with it.  This means that we can disclose important information to you in this prospectus by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference in this prospectus the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

•	Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed June 14, 2007.
•	Amendment No. 1 to Form 10-K for the fiscal year ended March 31, 2007, filed June 15, 2007.
•	Current Report on Form 8-K, filed June 18, 2007.
•	Current Report on Form 8-K, filed June 19, 2007.
•	Current Report on Form 8-K, filed July 10, 2007.
•	Amendment No. 2 to Form 10-K for the fiscal year ended March 31, 2007, filed July 30, 2007.
•	Current Report on Form 8-K, filed August 8, 2007.
•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007, filed August 9, 2007.

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•	Definitive Proxy Statement, filed on August 10, 2007.
•	Current Report on Form 8-K, filed on September 17, 2007.
•	Current Report on Form 8-K, filed on November 7, 2007.
•	Current Report on Form 8-K, filed on November 8, 2007.
•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2007, filed November 9, 2007.
•	Current Report on Form 8-K, filed on November 19, 2007.
•	Current Report on Form 8-K, filed on November 30, 2007.
•	Definitive Proxy Statement, filed on December 10, 2007.
•	Current Report on Form 8-K, filed on December 13, 2007.
•	Current Report on Form 8-K, filed on December 20, 2007.
•	Current Report on Form 8-K, filed on January 14, 2008.
•	The description of the Company’s securities contained in the Company’s registration statement as amended to date and filed with the SEC under the Exchange Act.